Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 26, 2024

Relating to Preliminary Prospectus Supplement dated August 26, 2024

Registration No. 333-280004

Associated Banc-Corp

PRICING TERM SHEET

August 26, 2024

$300,000,000 6.455% Fixed Rate / Floating Rate Senior Notes due 2030

Issuer:	Associated Banc-Corp (the “Issuer”)

Expected Ratings*:	Baa3 (Stable) at Moody’s BBB- (Stable) at S&P

Security Type:	Senior Notes

Security:	6.455% Fixed Rate / Floating Rate Senior Notes due 2030 (the “Notes”)

Principal Amount:	$300,000,000

Maturity Date (if not previously redeemed):	August 29, 2030

Offering Format:	SEC Registered

Trade Date:	August 26, 2024

Settlement Date**:	August 29, 2024 (T+3)

Fixed Rate Period:	From, and including, August 29, 2024 to, but excluding, August 29, 2029

Floating Rate Period:	From, and including, August 29, 2029 to, but excluding, the Maturity Date

Coupon:	Fixed Rate Period: 6.455% Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Compounded SOFR” in the Preliminary Prospectus Supplement, plus 3.030%

Interest Payment Dates:	Fixed Rate Period: payable semi-annually in arrears on February 28 and August 29 of each year, commencing on February 28, 2025.

Floating Rate Period: payable quarterly in arrears on November 29, 2029, February 28, 2030, May 29, 2030 and the Maturity Date.

Benchmark Treasury:	4.000% US Treasury due July 31, 2029

Benchmark Treasury Price and Yield:	101-17¼ ; 3.655%

Spread to Benchmark Treasury:	T + 280 bps

Reoffer Yield:	6.455%

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time before August 29, 2029 (one year prior to the Maturity Date), in whole or in part, at a make-whole redemption price based on the treasury rate plus 45 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, (ii) on August 29, 2029 (one year prior to the Maturity Date), in whole, but not in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, and (iii) on or after July 30, 2030 (30 days prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of the Notes—Optional Redemption by Us” of the Preliminary Prospective Supplement.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Use of Proceeds:	The net proceeds from this offering will be used for general corporate purposes.

Price to Public:	100.000%

Underwriters’ Discount:	0.400%

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$298,800,000

CUSIP / ISIN:	045487 AD7 / US045487AD77

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:	Drexel Hamilton, LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

** Note: The Issuer expects to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, BofA Securities, Inc. toll-free at 1-800-294-1322, or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

The Issuer may from time to time repurchase the Notes in open market purchases or negotiated transactions without prior notice to holders.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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